Exhibit 99.1

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	June 30,	December 31,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$1,341	$3,942
Crypto assets	214,993	401,963
Prepaid expenses	489	-
Current assets of discontinued operations	-	460,779
Total Current Assets	216,823	866,684

Total Assets	216,823	866,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other current liabilities	16	14
Accruals and other current liabilities, related parties	-	82
Current liabilities of discontinued operations	-	709,102
Total Current Liabilities	16	709,198

Total Liabilities	16	709,198

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares (par value US$0.0001 per share, 2,994,600,000 shares authorized; 351,578,283 and 19,560,823 shares issued, 351,578,281 and 19,560,821 shares outstanding as of June 30, 2026 and December 31, 2025)*	35	2
Class B Ordinary Shares (par value US$0.0001 per share, 5,400,000 shares authorized; 1,334 shares issued and outstanding as of June 30, 2026 and December 31, 2025)*	-	-
Treasury shares (2 ordinary shares as of June 30, 2026 and December 31, 2025）	(500)	(500)
Additional paid-in capital	1,215,800	515,833
Share subscription receivable	(700,000)	-
Statutory reserve	-	6,656
Accumulated deficits	(298,528)	(370,995)
Accumulated other comprehensive loss	-	(30)
Total Digital Currency X Technology Inc. Shareholders’ Equity	216,807	150,966

Non-controlling interests	-	6,520
Total Equity	216,807	157,486

Total Liabilities and Shareholders’ Equity	$216,823	$866,684

*	Retrospectively restated for the effect of the Share Consolidation

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2026	2025
Revenues	$-	$-
Cost of revenues	-	-
Gross profit	-	-

Operating Expenses
Selling, general and administrative	2,035	2,097
Total Operating Expenses	2,035	2,097

Loss from Operations	(2,035)	(2,097)

Other expense:
Loss on fair value changes of crypto assets	(186,970)	-
Other expenses	(2)	-
Total other expenses, net	(186,972)	-

Loss before income taxes	(189,007)	(2,097)

Provision for income tax	-	-

Net loss from continuing operations	(189,007)	(2,097)

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(5,611)	(59,392)
Gain from disposal of discontinued operations, net of income taxes	258,828	-
Net income (loss) from discontinued operations	253,217	(59,392)

Net income (loss)	64,210	(61,489)

Less: Net loss attributable to noncontrolling interests	(1,601)	(21,441)

Net Income (Loss) Attributable to Digital Currency X Technology Inc.	$65,811	$(40,048)

Net income (loss)	$64,210	$(61,489)
Changes in post-employment and termination benefits	-	756
Foreign currency translation adjustment	(3,964)	(2,579)
Total comprehensive income (loss)	60,246	(63,312)

Less: Total comprehensive loss attributable to non-controlling interests	(2,745)	(20,489)

Total comprehensive income (loss) attributable to Digital Currency X Technology Inc.	$62,991	$(42,823)

Weighted average number of ordinary shares
Basic and diluted weighted average ordinary shares outstanding*	19,777,339	18,630

Income (loss) per Share
Basic and diluted net income (loss) per share attributable to Digital Currency X Technology Inc.*	$3.33	$(2,149.65)

*	Retrospectively restated for the effect of the Share Consolidation

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of US$, except for number of shares and per share data)

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Ordinary Shares in Treasury		Additional Paid-in	Share Subscription	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Shareholders’ Equity
	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount	Capital	Receivable	Reserve	Deficit	Income (Loss)	Interest	(Deficit)
Balance, January 1, 2025	4,560	$-	-	$-	-	$-	(2)	$(500)	$169,145	$-	$6,656	$(361,130)	$6,562	$33,781	$(145,486)
Re-designation of authorized ordinary shares	(4,560)	-	4,560	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares	-	-	21,182	-	1,334	-	-	-	42,509	-	-	-	-	-	42,509
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(3,229)	650	(2,579)
Changes in post-employment and termination benefits	-	-	-	-	-	-	-	-	-	-	-	-	454	302	756
Net loss	-	-	-	-	-	-	-	-	-	-	-	(40,048)	-	(21,441)	(61,489)
Balance, June 30, 2025	-	$-	25,742	$-	1,334	$-	(2)	$(500)	$211,654	$-	$6,656	$(401,178)	$3,787	$13,292	$(166,289)

Balance, January 1, 2026	-	$-	19,560,823	$2	1,334	$-	(2)	$(500)	$515,833	$-	$6,656	$(370,995)	$(30)	$6,520	$157,486
Issuance of Class A Ordinary Shares	-	-	331,753,557	33	-	-	-	-	699,967	(700,000)	-	-	-	-	-
Exercises of warrants	-	-	263,903	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(2,822)	(1,142)	(3,964)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	65,811	-	(1,601)	64,210
Deconsolidation of discontinued operations	-	-	-	-	-	-	-	-	-	-	(6,656)	6,656	2,852	(3,777)	(925)
Balance, June 30, 2026	-	$-	351,578,283	$35	1,334	$-	(2)	$(500)	$1,215,800	$(700,000)	$-	$(298,528)	$-	$-	$216,807

*	Retrospectively restated for the effect of the Share Consolidation

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2026	2025
Cash Flows from Operating Activities:
Net income (loss)	$64,210	$(61,489)
Less: Net income (loss) from discontinued operations	253,217	(59,392)
Net loss from continuing operations	(189,007)	(2,097)
Adjustments to reconcile net loss to net cash used in by operating activities:
Share-based compensation expenses	-	88
Loss on fair value changes of crypto assets	186,970	-
Changes in operating assets and liabilities:
Prepaid expenses	(489)	-
Other current assets	-	1,512
Accruals and other current liabilities	2	513
Accruals and other current liabilities to related parties	(82)	(1,694)
Net cash used in continuing operating activities	(2,606)	(1,678)
Net cash provided by discontinued operating activities	3,679	3,300
Net cash provided by operating activities	1,073	1,622

Cash Flows from Investing Activities:
Net cash used in continuing investing activities	-	-
Net cash used in discontinued investing activities	(707)	(261)
Net cash used in investing activities	(707)	(261)

Cash Flows from Financing Activities:
Net cash provided by continuing financing activities	-	-
Net cash used in discontinued financing activities	-	(1,789)
Net cash used in financing activities	-	(1,789)

Net change in cash, cash equivalents, and restricted cash	366	(428)

Effects of currency translation on cash, cash equivalents, and restricted cash	(3,905)	(2,956)

Cash, cash equivalents, and restricted cash, beginning of period	4,880	3,771

Cash, cash equivalents, and restricted cash, end of period	1,341	387

Less: Cash, cash equivalents and restricted cash of discontinued operations at end of period	-	(383)

Total cash and cash equivalents of continuing operations at end of period	$1,341	$4

Non-cash investing and financing activities:
Issuance of Class A Ordinary Shares to offset other current liabilities to related parties	$-	$2,572
Issuance of Class A Ordinary Shares and warrants in exchange for crypto assets	$700,000	$-

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in thousands of US$, except for number of shares and per share data)

1. ORGANIZATION

(a) Principal activities

Digital Currency X Technology Inc. (“Digital Currency X” or the “Company”), formerly known as Chijet Motor Company, Inc. (“Chijet Motor”), was incorporated on June 22, 2022 as a Cayman Islands exempted company. Digital Currency X, collectively with its subsidiaries (“the Group”) was engaged in the development, manufacture, sales, and service of new energy vehicles, hybrid vehicles and traditional fuel vehicles in China. However, the disposal of its former principal operating entities was completed on March 20, 2026 (as discussed in Note 5 — Discontinued Operations). In November 2025, the Company commenced a strategic transformation toward the digital asset sector. As the core of its new business, DexTrader was launched in 2026 as an information service that aggregates and displays publicly available on-chain and market data relating to decentralized exchanges. Operated under NexFi Inc, DexTrader is positioned solely as a data and information service and does not facilitate any asset transactions. As of the date of this report, DexTrader remains in its early operational phase, focused on user acquisition and product optimization, and has not yet generated any revenues.

(b) Reorganization of ordinary shares and share exchange

On January 10, 2025, the Company completed the redesignation of authorized share capital from one class of ordinary shares to two classes of ordinary shares (the “Reclassification”). Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share entitles the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions.

In March 2025, the Company issued an aggregate of 1,334 Class B Ordinary Shares to two of its existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a Share Exchange Agreement dated as of March 16, 2025 among the Company and two shareholders. In exchange for the Class B Ordinary Shares, the two shareholders returned an aggregate of 1,354 Class A Ordinary Shares of the Company to the Company, which were subsequently canceled, retired and reverted to authorized but unissued Class A Ordinary Shares.

In May 2026, the Company’s shareholders approved at an extraordinary general meeting two successive corporate transactions: (i) the Share Capital Reduction and Reorganization and (ii) the subsequent Share Capital Increase. The Share Capital Reduction and Reorganization comprised two linked steps. First, the par value of issued Class A and Class B Ordinary Shares fell from US$3.60 to US$0.0001, with the related surplus recorded as additional paid-in capital. Second, authorized-but-unissued shares were split at 1-for-36,000, and excess unissued shares were cancelled. Upon completion of the Share Capital Reduction and Reorganization, authorized share capital stood at US$83,333.33. Immediately afterwards, the Company raised authorized capital to US$300,000 (“the Share Capital Increase”). These transactions only adjusted the par value of issued shares and the quantity of authorized-but-unissued shares, with no impact on the paid-in capital of issued shares or total shareholders’ equity.

As of June 30, 2026, the total amount of authorized share capital was US$300,000, comprising (a) 2,994,600,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (b) 5,400,000 Class B Ordinary Shares with a par value of US$0.0001 each.

(c) Share consolidations

On June 28, 2024, the Company declared a 1-for-30 share consolidation of its ordinary shares (the “2024 Share Consolidation”) that became effective on July 8, 2024.

On September 24, 2025, the Company declared a 1-for-100 share consolidation of its ordinary shares (the “2025 Share Consolidation”) that became effective on November 3, 2025.

On December 24, 2025, the Company declared a 1-for-12 share consolidation of its ordinary shares (the “2026 Share Consolidation”) that became effective on January 22, 2026.

No fractional shares were issued in connection with the above Share Consolidations. Any resulting fractional shares were rounded up by the Company. Unless otherwise indicated, all share and share-related information presented in these financial statements, including all shares, treasury shares, warrants, per share data and share prices set forth in the unaudited condensed consolidated financial statements and notes, have been retroactively adjusted to reflect the decreased number of shares and the increased price per share resulting from the Share Consolidations.

(d) Consolidation scope

The Company’s history and reorganization are disclosed in its audited consolidated financial statements included in its Form 20-F for the year ended December 31, 2025. There have been no significant changes to the overall structure during the current interim period, except the disposal of its former principal operating entities.

The accompanying unaudited condensed consolidated financial statements reflect the activities of Digital Currency X and each of the following entities as of June 30, 2026 (entities marked with an asterisk were consolidated through their disposal on March 20, 2026):

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries
Baoya New Energy (Shandong) Co., Ltd.*	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.*	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.*	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.*	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited*	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited*	July 28, 2021	Hong Kong	100.00%	Investment holding
Chijet Inc.*	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.*	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.*	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.*	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.*	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp. (the “JWAC”)	September 14, 2021	Delaware, US	100.00%	Investment holding
Shandong Baoya New Energy Vehicle Co., Ltd.*	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.*	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.*	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles
NexFi Inc	October 22, 2025	Wyoming, US	100.00%	Data and information service

*	The above subsidiaries were disposed on March 20, 2026. For further details, see Note 5 – Discontinued Operations.

(e) Liquidity and going concern

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company has undergone a significant strategic transformation during the six months ended June 30, 2026, including the disposal of its legacy automotive business (see Note 5) and a transition to digital asset-related activities, which have limited operating history. As a result, the Company’s continuing operations consist primarily of digital asset-related activities and have not yet generated any revenues. For the six months ended June 30, 2026, the Company incurred a net loss from continuing operations of approximately US$189.01 million, primarily attributable to the decrease in fair value of its cryptocurrency holdings.

In accordance with applicable accounting guidance, management has evaluated the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these financial statements. This evaluation included the preparation of detailed cash flow forecasts reflecting the Company’s current cost structure, expected operating requirements, and available liquidity sources.

As of June 30, 2026, the Company had working capital of approximately US$216.81 million, and held approximately US$1.34 million in cash and cash equivalents as well as approximately US$214.99 million in digital assets (consisting entirely of EDGEAI tokens).

On June 24, 2026, the Company entered into a securities purchase agreement with several investors for a private placement of units with an aggregate size of $700 million. On July 3, 2026, the Company received 491,849,359 EDGEAI tokens in settlement of the subscription receivable (see Note 11). The EDGEAI tokens received under this private placement may be monetized to fund operating expenditures through multiple approaches, including (i) sales on public trading platforms; (ii) off-market transfers to accredited institutional investors; (iii) settlement of platform-related usage fees where counterparties accept token payments; and (iv) bilateral swaps into more liquid digital assets for subsequent conversion to fiat cash. Realization of cash is subject to limited market liquidity, counterparty availability and regulatory uncertainties.

Based on management’s cash flow forecast, the Company’s existing cash resources, together with forecast cash flows from its continuing operations, are expected to be sufficient to meet its operating requirements over the assessment period. Management has also considered downside scenarios relating to the timing and level of forecast revenues. In addition, the Company’s digital asset holdings provide a further potential source of liquidity, although the amount and timing of any realization are subject to market conditions and price volatility.

Accordingly, management believes that it is not probable that the Company will be unable to meet its obligations as they fall due within one year from the issuance date of these financial statements, and the unaudited condensed consolidated financial statements have been prepared on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP to reflect the financial position and results of operations of the Company. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2024 and 2025.

Significant accounting policies followed by the Company in the preparation of its accompanying unaudited condensed consolidated financial statements are summarized below.

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (“Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (“JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(b) Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of Digital Currency X and its subsidiaries. A subsidiary is an entity in which Digital Currency X, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (“Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the unaudited condensed consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Digital Currency X and its subsidiaries have been eliminated in consolidation.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the unaudited condensed consolidated financial statements and accompanying notes.

Management bases its estimates on historical experience, current market conditions, and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the unaudited condensed consolidated financial statements.

For the comparative periods presented, significant estimates were applied in the measurement of the disposal group classified as held for sale, the recoverability of receivables and inventory, and the recognition and measurement of contingent liabilities related to the Company’s legacy automotive business, which was subsequently disposed of in March 2026. The related assets and liabilities are no longer presented in the consolidated balance sheet as of June 30, 2026.

For the current period as of June 30, 2026, the Company’s continuing operations consist primarily of digital asset-related activities. Significant estimates are concentrated in the fair value measurement of crypto assets (see Note 2(h) & Note 6) and the assessment of going concern assumptions (see Note 1(e)).

Management believes that the assumptions and estimates applied are reasonable and supportable based on information available as of the reporting date. However, actual results could differ from these estimates, and such differences may be material to the unaudited condensed consolidated financial statements.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in places other than Chinese Mainland is the United States dollar. The functional currencies of the other subsidiaries are the RMB, the legal currency of Mainland China. The determination of the functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss).

The financial statements of the Company’s subsidiaries whose functional currency is not the US$ are translated from their respective functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

(e) Fair value of financial instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

 Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, and accruals and other current liabilities. As of June 30, 2026 and December 31, 2025, the carrying values of these financial instruments approximated their respective fair values because of the short-term nature of these instruments. Crypto assets (consisting solely of EDGEAI tokens) are measured at fair value using the quoted closing median price on the Company’s principal market (PancakeSwap v3, a decentralized exchange). As this market is not considered highly active, an adjustment for the 20% Lack-of-Marketability Discount (LOMD) is applied to the quoted price. Given the significant unobservable input associated with this discount adjustment, the fair value measurement is classified as Level 3 under the fair value hierarchy.

(f) Discontinued operations and assets held for sale

In accordance with ASC 205-20, the Company classifies a component as discontinued operations when it has been disposed of or is classified as held for sale, and the disposal represents a strategic shift with a major effect on the Company’s operations and financial results.

In accordance with ASC 360-10-45-9, the Company classifies a long-lived asset or disposal group as held for sale when the relevant criteria are met, including management’s commitment to a plan to sell, the asset being available for immediate sale, and the sale being probable within one year. Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell, and depreciation ceases upon classification.

For the comparative periods presented, the Company’s legacy automotive business met the criteria for classification as held for sale and discontinued operations as of December 31, 2025, and was subsequently disposed in March 2026 (see Note 5). As of June 30, 2026, no assets or liabilities related to discontinued operations remain in the consolidated balance sheets.

(g) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(h) Crypto assets

The Group adopted Accounting Standards Codification (“ASC”) 350-60 on January 1, 2025, which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASC 350-60 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and present changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period.

Crypto assets are initially measured at fair value at the transaction date. When acquired through the issuance of ordinary shares or through exchange for other crypto assets, the Company measures the assets received at their fair value on the transaction date.

Subsequent to acquisition, crypto assets are remeasured at fair value at each reporting date. For crypto assets traded in active markets without restrictions, fair value is determined using quoted prices in the Company’s principal market and is classified within Level 1 of the fair value hierarchy. Where adjustments to quoted prices are required (e.g., due to lack of marketability or transfer restrictions), fair value incorporates unobservable inputs and is classified within Level 3 of the fair value hierarchy. The Company determines the principal market based on the exchange with the greatest volume and level of activity and considers the reliability and consistency of pricing sources.

Changes in fair value between reporting dates are recognized immediately in the consolidated statements of operations within “Other income (expenses) – Gain (loss) on fair value changes of crypto assets.” Upon disposal of crypto assets, including when one cryptocurrency is used to acquire another, the Company derecognizes the crypto asset transferred and recognizes a gain or loss equal to the difference between its carrying value and its fair value at the transaction date. The acquired crypto asset is initially recorded at its fair value at the transaction date. Cash flows arising from purchases of crypto assets are generally classified as investing activities. Cash receipts from sales of crypto assets are generally classified as investing activities, except when the crypto assets were received as noncash consideration in the ordinary course of business and converted nearly immediately into cash, in which case the resulting cash flows are classified as operating activities in accordance with ASC 350-60. Non-cash transactions involving crypto assets, including acquisitions using other digital assets or issuance of shares, are excluded from the consolidated statements of cash flows and disclosed separately, as applicable.

When the Company acquires crypto assets in exchange for its ordinary shares, the transaction is accounted for as a non-cash financing activity. The crypto assets received are initially measured at fair value at the transaction date. The ordinary shares issued are recorded at par value, with any excess of the fair value of the crypto assets received over the par value of the shares issued recognized in additional paid-in capital.

The Company maintains its crypto assets in digital wallets and performs procedures to verify existence and ownership, including reconciliation to blockchain records.

(i) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the unaudited condensed consolidated financial statements and their respective tax basis, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Company evaluates its tax positions in accordance with ASC 740 using a more-likely-than-not recognition threshold. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on the consolidated balance sheets and under other expenses in the consolidated statements of operations.

In performing this assessment, the Company considered significant transactions during the year, including the disposal of subsidiaries, and cryptocurrency-related activities. Based on this evaluation, management concluded that there are no material uncertain tax positions that require recognition as of June 30, 2026 and December 31, 2025. Accordingly, the Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations.

(j) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement (ASC 815-40-25-4), or (ii) give the Company a choice of net-cash settlement or settlement in its own shares, provided that all criteria for equity classification are met. The Company classifies as liabilities any contracts that (i) require net-cash settlement, including a requirement to net-cash settle the contract if an event occurs and that event is outside the control of the Company (ASC 480-10-25-8), or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (ASC 815-40-25-4).

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Company’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Company’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

The Company recognizes on a prospective basis the value of the effect of the down round feature in the warrants when the feature is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise price. The value of the effect of the down round feature will be treated as a deemed dividend and a reduction to income available to ordinary shareholders in the basic earnings per share (“EPS”) calculation.

Certain warrants outstanding during the period include features that adjust the exercise price and number of shares issuable upon exercise. The Company evaluated these features in determining whether the warrants are indexed to its own stock and concluded that equity classification is appropriate.

(k) Statutory reserves

Prior to their disposal in March 2026, the Company’s subsidiaries established in the PRC were required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign enterprises were required to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including the general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonuses to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Company’s PRC subsidiaries were disposed of in March 2026 and are no longer consolidated. Accordingly, there were no statutory reserves attributable to the PRC subsidiaries as of June 30, 2026.

(l) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive income (loss) is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which primarily consists of the foreign currency translation adjustments.

The Company’s PRC subsidiaries were disposed of in March 2026 and are no longer consolidated. Accordingly, the accumulated foreign currency translation adjustments attributable to those subsidiaries were reclassified upon disposal, and no related accumulated other comprehensive income (loss) balance remained as of June 30, 2026.

(m) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net income (loss) per share attributable to holders of ordinary shares when their effect is dilutive.

For the six months ended June 30, 2026 and 2025, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted income (loss) per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted income (loss) per share amounts are the same for each period presented.

Earnout Shares/Contingent Value Rights (“CVRs”)

Pursuant to the Business Combination Agreement (the “BCA”), 1,781 ordinary shares (valued as US$674 million of the Exchange Consideration based on the Redemption Price for purposes of the BCA) were issued to certain Chijet Inc. Sellers at the Closing (the “Earnout Shares”). Such shares were subject to vesting and potential surrender if they did not vest, with transfer restrictions during the vesting period. Any earnings on the Earnout Shares prior to vesting was to be set aside in escrow to satisfy the vesting criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and vested in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) were to (i) vest proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to the Closing) as set forth in Digital Currency X’s audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$528 million, up to a maximum of 100% of the first tranche at US$801 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Digital Currency X ordinary shares on Nasdaq were at least US$390.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) trading day after the date on which Digital Currency X filed its annual report on Form 20-F with the SEC (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023. And any shares in the tranche that did not so vest were surrendered to the Company and cancelled. Pursuant to the terms of the arrangement, 548 shares were reissued to CVR holders during 2024.

(ii)	The second tranche (along with earnings thereon) were likewise to (i) vest proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to Closing) as set forth in Digital Currency X’s audited annual financial statements included in its Form 20-F filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$870 million, up to a maximum of 100% of the second tranche at US$2,206 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024. Any shares in the tranche that did not so vest were to be surrendered to the Company and cancelled. Pursuant to the terms of the arrangement, 549 shares were reissued to CVR holders during 2025.

(iii)	Any remaining Earnout Shares (along with earnings thereon) that were not vested or surrendered in the first or second tranches were to vest either (i) proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to Closing) as set forth in Digital Currency X’s audited annual financial statements included in Form 20-F for the calendar year ending December 31, 2025 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$1,616 million, up to a maximum of 100% of the final tranche at consolidated gross revenue of US$3,215 million, or alternatively (ii) vest for 100% of the final tranche if the Trading Criteria were satisfied during the applicable period for the year ending December 31, 2025. Any shares in the tranche that did not vest were surrendered to the Company (along with earnings thereon) and cancelled. As of September 17, 2026, the determination and administrative processing relating to the final 2025 tranche had not been completed. Accordingly, no additional Earnout Shares relating to the 2025 tranche had been vested, surrendered or reissued to CVR holders as of such date. As of June 30, 2026, the remaining outstanding CVR share position under the arrangement was 684 shares.

Any Earnout Shares and earnings thereon that are surrendered to the Company will be promptly reissued and delivered by the Company to the CVR rights agent on behalf of the holders of the CVRs, to be reissued pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares were issued to the Chijet Inc. Sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, the Company focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination was accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date was accounted for as an equity transaction. Therefore, contingent value rights did not give any effect in calculation of the earnings per share as of June 30, 2026. As at June 30, 2026, a cumulative total of nil Earnout Shares vested, 1,097 Earnout Shares were surrendered and cancelled, and 1,097 shares were re-issued to CVR holders. The remaining outstanding CVR share position under this arrangement was 684 shares as at June 30, 2026.

In evaluating the Earnout Shares under ASC 815-40, the Company considered the impact of both market-based and performance-based vesting conditions. The Company concluded that these conditions do not affect the settlement amount of the arrangement, but rather determine whether the shares vest, and therefore do not preclude equity classification. This assessment involves significant judgment.

The Company’s accounting treatment is consistent with prior periods.

(n) Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the unaudited condensed consolidated financial information when making decisions about resource allocation and performance assessment.

Following the strategic transformation and classification of the legacy automotive business as discontinued operations (see Note 5), the Company’s continuing operations consist primarily of digital asset-related activities. The CODM evaluates the Company’s performance on a consolidated basis and does not distinguish between components of the business for internal reporting purposes. Accordingly, the Company operates as a single reportable segment.

The measure of segment profit or loss reviewed by the CODM is net loss, consistent with the consolidated statements of operations. Significant segment expenses reviewed by the CODM consist of selling, general and administrative expenses, which are presented in the consolidated statements of operations. The measure of segment assets is total consolidated assets as presented in the consolidated balance sheets.

The Company’s continuing operations have not yet generated revenues. Following the disposal of the PRC subsidiaries in March 2026, the Company does not hold material long-lived assets. Remaining personnel are corporate administrative staff only, and there are no other geographically distinct operating segments.

As the Company operates as a single reportable segment and does not distinguish between different products, services, or geographic areas in its internal reporting, no further segment information is presented.

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, effective January 1, 2024, and applied the amendments retrospectively to all periods presented. The adoption did not impact the Company’s determination of its reportable segments.

(o) Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation of discontinued operations in accordance with applicable accounting guidance. These reclassifications impacted the presentation of results of operations and cash flows between continuing and discontinued operations but had no effect on previously reported net loss, total assets, total liabilities, or cash flows. The prior period financial statements have been recast to reflect the classification of the disposed business as discontinued operations.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available to all entities, as well as an additional accounting policy election that is available only to non-public business entities electing the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company adopted this standard on January 1, 2026, and the adoption did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 adds interim and annual disclosure requirements to GAAP at the request of the Securities and Exchange Commission. The guidance in ASU 2023-06 is required to be applied prospectively and the GAAP requirements will be effective when the removal of the related SEC disclosure requirements is effective. If the SEC does not act to remove its related requirements by June 30, 2027, any related FASB amendments will be removed from the Accounting Standards Codification and will not be effective. The Company does not anticipate that the adoption of ASU 2023-06 will have a material impact on the unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of ASU 2024-03 on its financial statement disclosures.

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2026, 100% of the Company’s deposits were held with banking institutions outside of the PRC, compared with over 80% as of December 31, 2025. For deposits held with U.S. banking institutions, the standard FDIC insurance coverage is $250,000 per depositor, per insured bank. Deposit balances in excess of this coverage are subject to uninsured risk. Management selects institutions based on their reputation, track record of stability, and known capital reserves, and periodically reviews these institutions’ standing. Management expects that any additional institutions used by the Company for its cash and bank deposits will be selected using similar criteria.

(b) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC (which have been presented as discontinued operations in these unaudited condensed consolidated financial statements) are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. These PRC entities were disposed of in March 2026.

(c) Cryptocurrency risk

The Company is exposed to market, liquidity and custody risks associated with its holdings of crypto assets. As of June 30, 2026, the Company held crypto assets with an aggregate carrying value of approximately US$214.99 million, consisting entirely of EDGEAI tokens. The Company bears concentration risk as its digital asset portfolio comprises only a single type of cryptocurrency.

Cryptocurrency prices are subject to significant volatility and may be affected by a variety of factors, including market sentiment, trading activity, liquidity, regulatory developments and broader conditions in digital asset markets. Accordingly, changes in the market price of EDGEAI tokens may have a material effect on the Company’s financial position and results of operations, as changes in fair value are recognized in earnings.

The Company is also exposed to liquidity risk due to the size of its holdings relative to the trading activity and liquidity of the relevant market. The Company may not be able to dispose of a significant portion of its holdings within a short period at quoted market prices without adversely affecting the market price or incurring a significant discount. Accordingly, the amount ultimately realized upon disposal of the Company’s cryptocurrency holdings may differ materially from their reported fair value.

The Company holds its crypto assets in digital wallets and is therefore exposed to risks associated with the safeguarding of private keys, cybersecurity incidents, unauthorized access and other operational risks inherent in the custody and transfer of digital assets. The Company maintains controls and procedures designed to safeguard its cryptocurrency holdings; however, such controls cannot eliminate all risks of loss.

5. DISCONTINUED OPERATIONS

On March 18, 2026, the Group entered into an agreement to dispose its interests in Chijet Inc. and its subsidiaries (the “Disposed Group”) to an unrelated third party for a cash consideration of US$1. The disposal was completed on March 20, 2026. As of June 30, 2026, the Disposed Group has been fully disposed of and no assets or liabilities related to the discontinued operations remained in the Company’s consolidated balance sheets. Accordingly, the gain or loss on disposal has been recognized in the results of discontinued operations for the six months ended June 30, 2026. The Disposed Group represented the Company’s new energy vehicle business and constituted a strategic shift that had a major effect on the Company’s operations and financial results, as it generated substantially all of the Company’s historical revenues. For a discussion of the accounting policies applied to the classification and measurement of the disposal group, and the significant estimates involved, see Note 2(c) and Note 2(f).

For the period from January 1, 2026 through the disposal date, the Disposed Group incurred a net loss from operations of approximately US$5.6 million. Upon completion of the disposal, the Company recognized a gain on disposal of approximately US$258.8 million. The US$1 consideration represented the equity consideration for the Disposed Group. Immediately prior to disposal, the Disposed Group had total assets of approximately US$465.6 million and total liabilities of approximately US$723.5 million, resulting in net liabilities of approximately US$257.9 million. Accordingly, the gain on disposal arose principally from the derecognition of the Disposed Group’s net liabilities upon loss of control, rather than from the cash consideration received. The gain also reflects the derecognition of non-controlling interests and the reclassification of accumulated other comprehensive income attributable to the Disposed Group.

The results of discontinued operations for the period from January 1, 2026 through March 20, 2026 and the six months ended June 30, 2025 consisted of:

	For the Period Ended	For the Six Months Ended
	March 20, 2026	June 30, 2025
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenues	$432	$599
Less: Cost of revenues	(420)	(7,760)
Gross profit (loss)	12	(7,161)
Total operating expenses	1,992	59,065
Loss from discontinued operations	(1,980)	(66,226)
Total other (loss) income, net	(3,631)	6,834
Loss from discontinued operations before income taxes	(5,611)	(59,392)
Income tax expenses from operations	-	-
Net loss from discontinued operations	$(5,611)	$(59,392)

Assets and liabilities of discontinued operations as of March 20, 2026 and December 31, 2025 consisted of:

	March 20, 2026	December 31, 2025
	US$’000	US$’000
	(Unaudited)
Cash and cash equivalents	$566	$799
Restricted cash	141	139
Accounts and notes receivable, net	1,030	584
Accounts and notes receivable from related parties, net	92	92
Inventory, net	4,437	4,713
Amounts due from related parties	30,853	32,087
Other current assets	49,789	49,511
Other current assets from related parties	35	34
Current assets held for sale	35,365	34,821
Property, plant and equipment, net	122,730	120,843
Intangible assets, net	131,340	129,323
Land-use-right, net	79,587	78,365
Long-term investments	3,537	3,483
Goodwill	2,779	2,736
Other assets	3,300	3,249
Total assets of discontinued operations	465,581	460,779

Accounts and notes payable	18,907	18,661
Accounts and notes payable to related parties	46,011	45,304
Loans attributable to related parties	281,627	277,302
Contract liabilities	2,575	2,473
Contract liabilities to related parties	936	922
Long-term payables, current	100,875	99,326
Accruals and other current liabilities	86,138	83,835
Accruals and other current liabilities to related parties	118,912	113,081
Accrued post-employment and termination benefits	63,574	64,366
Other liabilities	3,929	3,832
Total liabilities of discontinued operations	723,484	709,102

Total net assets	$(257,903)	$(248,323)

Reconciliation to gain on disposal:
Total cash consideration received	$-
Noncontrolling interest derecognized on deconsolidation	3,777
Accumulated other comprehensive income reclassified on disposal	(2,852)
Less: Total net assets of the disposed group	(257,903)
Gain on sale of discontinued operations, net of income tax	$258,828

Net cash flows attributable to discontinued operations were as follows:

	For the Period Ended	For the Six Months Ended
	March 20, 2026	June 30, 2025
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$3,679	$3,300
Net cash used in investing activities	(707)	(261)
Net cash used in financing activities	-	(1,789)
Net increase in cash and cash equivalents	$2,972	$1,250

6. Crypto assets

The following table presents the Company’s significant crypto assets holdings as of June 30, 2026 and December 31, 2025 (amounts in thousands of US$, except for quantity):

EDGEAI tokens (“EDGEAI”)	June 30, 2026	December 31, 2025
	(Unaudited)
Quantity	157,453,325	157,453,325
Cost Basis	$318,633	$318,633
Fair Value	$214,993	$401,963

The following table presents a roll-forward of EDGEAI for the six months ended June 30, 2026:

EDGEAI
US$’000
Balance on December 31, 2025	$401,963
Loss on fair value changes of crypto assets	(186,970)
Balance on June 30, 2026	$214,993

Crypto assets (consisting solely of EDGEAI) are measured at fair value at the reporting date. EDGEAI are native tokens operating on the EDGEAI Mainnet. There were no changes in the quantity of crypto assets held during the six months ended June 30, 2026. The fair value of EDGEAI is determined using the quoted closing median price on the Company’s principal market, PancakeSwap v3, a decentralized exchange. As of June 30, 2026, EDGEAI had limited trading activity and market depth and was not identified as trading on other significant markets. Accordingly, management applied a 20% discount for lack of marketability to the quoted price to reflect the liquidity characteristics of the market and the Company’s significant holding relative to available market liquidity. The adjustment does not reflect the size of the Company’s specific holding or an assumed liquidation of the Company’s position. As the discount represents a significant unobservable input, the fair value measurement is classified within Level 3 of the fair value hierarchy. Risks associated with the Company’s cryptocurrency holdings are set out in Note 4(c).

Termination of Staking Agreement

On January 6, 2026, the Company entered into a one-year staking agreement with the EDGEAI Foundation pursuant to which 157,453,325 EDGEAI were subject to a 12-month staking period with floating annualized rewards of 3.5%-8%. On May 18, 2026, the Company and the EDGEAI Foundation mutually agreed to terminate the staking agreement. Upon termination, the staking arrangement ceased and the related tokens were released from the staking arrangement. No staking rewards were earned or received and no material penalties or other liabilities arose from the termination. As of June 30, 2026, no EDGEAI tokens were subject to the staking arrangement.

7. ORDINARY SHARES AND STATUTORY RESERVE

(a) Ordinary Shares & Restricted Shares

(i) Ordinary Shares

In January and February 2025, the Company issued 1,399 and 1,757 Class A Ordinary Shares in connection with the Private Placement and the cashless exercise of the accompanying warrants. The gross proceeds to the Company from the Private Placement were approximately US$2.82 million, or US$2.51 million net of estimated offering expenses.

In March 2025, the Company cancelled 1,354 Class A Ordinary Shares and issued 1,334 Class B Ordinary Shares that are discussed in Notes 1(b).

On September 4, 2025, the Company issued 11,300 Class A Ordinary Shares in a private placement, raising approximately $8 million. In connection with the offering, the Company also issued ordinary warrants and placement agent warrants to purchase Class A Ordinary Shares. During the month, both the ordinary warrants and the placement agent warrants were fully exercised. Upon exercise of the ordinary warrants, 44,984 Class A Ordinary Shares were issued.

On October 2, 2025, the Company issued 13,333 Class A Ordinary Shares in a private placement, raising approximately $15 million. Concurrently, the Company also issued pre-funded warrants to purchase Class A Ordinary Shares. All pre-funded warrants were fully exercised by October 6, 2025, resulting in the issuance of 70,000 Class A Ordinary Shares.

On November 25, 2025, the Company issued 109,321 Class A Ordinary Shares in a private placement, raising approximately $11 million. Concurrently, the Company also issued 7,149,675 pre-funded warrants to purchase Class A Ordinary Shares. Of these warrants, 4,320,107 were exercised during 2025, resulting in the issuance of 360,009 Class A Ordinary Shares, and the remaining 2,829,568 were exercised in January 2026, resulting in the issuance of 235,797 Class A Ordinary Shares. As of June 30, 2026, all such pre-funded warrants had been fully exercised.

On June 24, 2026, the Company entered into a securities purchase agreement with several investors for a private placement of units with an aggregate size of $700 million. The units were legally issued and the underlying shares were registered on June 30, 2026, comprising 331,753,557 Class A Ordinary Shares and 995,260,671 warrants. As the EDGEAI consideration of 491,849,359 tokens was only received on July 3, 2026, the Company recorded a contra-equity Share subscription receivable as of June 30, 2026 in respect of the unsettled consideration, pursuant to SAB Topic 4.E.

(ii) Summary

As of June 30, 2026, Digital Currency X had issued 351,578,283 Class A Ordinary Shares, of which 351,578,281 were outstanding. Included in the issued Class A Ordinary Shares as of June 30, 2026 were nil restricted shares. Digital Currency X had 1,334 issued and outstanding Class B Ordinary Shares as of June 30, 2026. Share data have been retroactively restated to give effect to the Share Consolidations. Additionally, the reclassification of ordinary shares on January 10, 2025 has been reflected. These events are discussed in Notes 1(b) and 1(c).

(b) Outstanding Warrants

The summary of warrant activity is as follows giving retroactive effect to all Share Consolidations:

	Warrants Outstanding Number	Exercisable Shares Number	Weighted average unit price	Average Remaining Contractual Life
Balance of warrants - December 31, 2025	1,169,347	1,169,347	$874	2.8
Granted/Acquired	995,260,671	995,260,671	$2	2.98
Exercised	(235,797)	(235,797)	$-	-
Balance of warrants – June 30, 2026	996,194,221	996,194,221	$3	2.6

Due to the cashless (net share) exercise feature, the number of shares issued upon exercise is lower than the number of warrants exercised, as only the intrinsic value of the warrants is settled in shares. All share and per share amounts have been retrospectively adjusted to reflect the share consolidations and reverse recapitalization. These warrants are not subsequently remeasured as they are classified within equity.

(c) Treasury Shares

Chijet Inc. entered into unsecured promissory notes (“Promissory Notes”) in the principal amount of US$1.38 million and US$1.18 million with JWAC on December 5, 2022 and March 6, 2023, respectively. The Promissory Notes were non-interest bearing and payable in cash upon the earlier of the closing of the Business Combination and the date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500,000 by delivering 1.32 shares of its Class A Ordinary Shares (“JWAC Ordinary Shares”), each share valued at the Redemption Price and US$2.06 million in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC was changed to the investment in Digital Currency X, Chijet Inc.’s parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Digital Currency X) ordinary shares. For legal registration purposes, the fractional 1.32 shares were rounded up to 2 whole shares. According to presentation guidance in ASC 810-10-45-5, these 2 shares have been transferred to treasury shares of the Company.

(d) Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiaries were disposed of in March 2026 and are no longer consolidated. Accordingly, there were no statutory reserves, special reserves, or restricted net assets attributable to the PRC subsidiaries as of June 30, 2026.

Prior to the disposal, the Company’s PRC subsidiaries were restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company’s PRC subsidiaries were required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve were made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion, production, or increase in registered capital but was not distributable as cash dividends.

For the six months ended June 30, 2026 and 2025, the Company’s PRC subsidiaries did not make any appropriations to their statutory reserves. The Company’s PRC subsidiaries, which held all historical statutory reserve balances, were disposed during the period. Upon such disposal, the accumulated statutory reserve balance was closed out and reclassified into accumulated deficit. As of June 30, 2026 and December 31, 2025, the accumulated balance of the statutory reserves were nil and US$6.66 million, respectively.

In accordance with the safety production regulations, the Company’s PRC subsidiaries were required to appropriate special reserves solely for the enhancement of safety production environment and facility improvement. As of June 30, 2026 and December 31, 2025, the accumulated balance of special reserves, which is included in the accumulated deficit, was nil and US$588,333, respectively.

As the Company’s PRC subsidiaries can only pay dividends out of distributable profits reported in accordance with PRC accounting standards, the Company’s PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s PRC subsidiaries. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s PRC subsidiaries not available for distribution, were nil and US$148.31 million, as of June 30, 2026 and December 31, 2025, respectively.

(e) Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods.

Net income (loss) attributable to ordinary shareholders reflects net income (loss) attributable to the Company, adjusted for the impact of deemed dividends arising from the down-round feature of warrants, which are treated as a reduction to income available to ordinary shareholders.

Diluted net income (loss) per share is the same as basic net income (loss) per share for all periods presented, as the inclusion of potential common shares would be anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share (amounts in thousands of US$, except for number of shares and per share data):

	For the Six Months Ended June 30,
	2026	2025

Loss from continuing operations available to shareholders	$(189,007)	$(2,097)
Income (loss) from discontinued operations available to shareholders	254,818	(37,951)
Net income (loss) available to shareholders	$65,811	$(40,048)
Weighted average shares outstanding	19,777,339	18,630
Basic and diluted loss per share from continuing operations	$(9.55)	$(112.56)
Basic and diluted income (loss) per share from discontinued operations	$12.88	$(2,037.09)
Basic and diluted income (loss) per share	$3.33	$(2,149.65)

Potential common shares, including warrants and other share-based instruments, were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive.

All share and per share amounts have been retrospectively adjusted to reflect the share consolidations and reverse recapitalization.

8. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, Digital Currency X is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

United States

Under the current laws of the United States, both Jupiter Wellness Acquisition Corp. (incorporated in Delaware) and NexFi Inc (incorporated in Wyoming) are subject to U.S. federal corporate income tax at a rate of 21% on their worldwide income. Jupiter Wellness Acquisition Corp. may also incur Delaware state corporate income tax at an approximate rate of 8.7% on taxable income allocated to Delaware. Wyoming imposes no state-level corporate income tax on NexFi Inc, though each company may be subject to state income taxes in other U.S. jurisdictions where they conduct business. No withholding tax is generally imposed on dividend payments made by U.S. corporations to non-U.S. shareholders, unless certain exceptions apply under U.S. tax rules.

Valuation Allowance for United States Deferred Tax Assets

In assessing the realizability of deferred tax assets attributable to United States NOLs generated by JWAC and NexFi Inc management considers whether it is more-likely-than-not that such assets will be realized. The ability to realize the United States NOLs is dependent solely on the generation of future taxable income by United States subsidiaries within the carryforward periods. Profits of the Parent Company in the Cayman Islands are not subject to United States income tax and cannot be used to offset United States taxable income or United States NOLs.

The Company did not record income tax expense for the periods presented primarily due to the absence of taxable profits in jurisdiction with operating losses, resulting in no recognition of tax benefits, as well as income generated in non-taxable jurisdictions.

Significant components of deferred tax assets were as follows:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Deferred tax assets
Net operating loss carryforward in the United States	69,427	261
Valuation allowance	(69,427)	(261)
Net deferred tax asset	-	-

9. RELATED PARTIES

The principal related parties of the Company are as follows:

(a) Relationship:

Name of Entity or Individual	Relationship with the Company
Melissa Chen	Director
Simon Pang	Shareholder
Ying Liu	Shareholder
Wenbo Wang	Independent Director
Na Wang	Independent Director (resigned on September 10, 2025)
Wanli Wang	Independent Director
Jing Zhang	Independent Director (resigned on September 10, 2025)
Jonathan Zhang	Independent Director
Huijie Gao	Independent Director

 (b) The following tables indicate the transactions that have been entered into with related parties:

Balance Sheets

As of June 30, 2026, there were no outstanding related party balances. The following table presents the related party balances as of December 31, 2025.

	As of December 31, 2025
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties
Independent Directors
Wenbo Wang	-	-	-	-	-	10	-
Na Wang	-	-	-	-	-	31	-
Wanli Wang	-	-	-	-	-	10	-
Jing Zhang	-	-	-	-	-	31	-
Total	-	-	-	-	-	82	-

(c) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	For the Six Months Ended June 30,
	2026		2025
	(Unaudited)		(Unaudited)
	Issued shares	Cash	Issued shares	Cash
		US$’000		US$’000

Wenbo Wang	-	$15	-	$25
Wanli Wang	-	$15	-	$20.83
Jing Zhang	-	$-	-	$20.83
Na Wang	-	$-	-	$20.83
Jonathan Zhang	-	$15	-	$-
Huijie Gao	-	$15	-	$-
Total	-	$60	-	$87.49

The Company adopted director compensation arrangements in 2023 and renewed consistent terms under the 2024 Contract. The 2023 Contract expired on March 31, 2024, with all related compensation costs fully settled. As of June 30, 2026, the Company has paid total compensation costs of US$106,250 under the 2024 Contract, while no ordinary shares have been issued thereunder.

On January 13, 2025, Ying Liu and Huimin Li resigned as independent directors of the Company. The Company subsequently appointed three independent directors, Wanli Wang, Na Wang, and Jing Zhang, on January 27, 2025. The 2025 Contract provides for an annual compensation rate of US$50,000 for the first nine-month period and US$30,000 for the subsequent three-month period, payable in cash or ordinary shares. On September 10, 2025, Na Wang and Jing Zhang resigned, and the Company appointed Jonathan Zhang and Huijie Gao as independent directors. As of June 30, 2026, the Company has not yet issued any ordinary shares under the 2025 Contract. Cash compensation of US$66,438 has been paid, and the remaining unpaid accrued balance was forgiven in March 2026. Accordingly, no outstanding obligations remain under the 2025 Contract as of that date.

During the six months ended June 30, 2026, four independent directors continued their service under the 2025 Contract, while two other independent directors, Jing Zhang and Na Wang, had resigned on September 10, 2025. During the period, each of the four continuing independent directors received cash compensation of US$15,000. As of June 30, 2026, all cash compensation for the period from January to June 2026 has been fully paid.

10. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to various claims, lawsuits, and proceedings that arise in the ordinary course of business. While the outcome of these matters is inherently uncertain, management believes that adequate provisions have been made where losses are probable and estimable. As of June 30, 2026, the Company has no remaining legal contingencies, litigation exposures, obligations or other commitments and contingencies in respect of the PRC subsidiaries disposed of in March 2026.

Pending Litigation Arising from the SPAC Business Combination

Four related legal proceedings have been commenced against Digital Currency X and Equiniti Trust Company, LLC (the transfer agent), arising out of the business combination with JWAC completed June 1, 2023. The plaintiffs in all four matters are former shareholders of JWAC who executed substantially identical Non-Redemption Agreements dated May 1, 2023, and became holders of CVRs under the Contingent Value Rights Agreement following the closing of the SPAC business combination.

Three of the four actions were filed in the United States District Court for the Southern District of New York, and one action was filed in the New York State Supreme Court, New York County. The plaintiffs assert two principal causes of action: (a) Alleged breach of the Non-Redemption Agreement by Digital Currency X for failure to timely register Downside Protection Shares; (b) Alleged breach of the Contingent Value Rights Agreement by Digital Currency X and Equiniti Trust Company, LLC for failure to distribute Earnout Shares after the Company did not achieve the 2023 revenue-related performance milestone.

The claims among the four proceedings differ only in respect of the number of shares sought and the claimed damages, based on each plaintiff’s respective holding position. At the reporting date, the outcome of these litigations cannot be reasonably estimated, and no provision for loss has been recorded in the unaudited condensed consolidated financial statements.

11. SUBSEQUENT EVENTS

Management performed an evaluation of the Company’s activity through the date the financial statements were issued, September 17, 2026, noting the following subsequent event:

Private Placement of Units – Settlement of Consideration in July 2026

On July 3, 2026, the Company received 491,849,359 EDGEAI as consideration for the approximately $700 million private placement of units issued on June 30, 2026. Upon receipt of the EDGEAI, the contra-equity Share subscription receivable recorded at June 30, 2026 was fully eliminated.